

Mail Stop 3561

July 1, 2009

Mr. Stephen F. Wiggins
President and Chairman of the Board
Golden Pond Healthcare, Inc.
1120 Post Road, 3rd Floor
Darien, CT 06820

> **Re: Golden Pond Healthcare, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **Filed May 11, 2009**
> **File No. 1-33798**

Dear Mr. Wiggins:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After our review of your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 9A. Controls and Procedures, page 25

Evaluation of Disclosure Controls and Procedures, page 25

1.   Please revise your disclosure to include the entire definition of disclosure controls
        and procedures, as set forth in Exchange Act Rule 13a-15(e) and replace the term
        disclosure controls with disclosure controls and procedures, as disclosure controls
        is not a term defined in Exchange Act Rule 13a-15(e).

2.   Based on your disclosure, it appears to us that your principal executive officer and
        principal financial officer only concluded that your disclosure controls and
        procedures were effective to ensure that information required to be disclosed by
        you in the reports that you file or submit under the Securities Exchange Act of
        1934 is recorded, processed, summarized and reported within the time period
        specified in the SEC's rules and forms. Please revise your Form 10-K to disclose
        the conclusion of your principal executive officer and principal financial officer,
        regarding the effectiveness of your disclosure controls and procedures (as defined
        in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act) as of the end of the
        period covered by the report, based on the evaluation of your disclosure controls
        and procedures required by paragraph (b) of Rule 13a-15 or Rule 15d-15 under
        the Exchange Act. Refer to Item 307 of Regulation S-K.

Section 302 Certifications – Exhibit 31

3.   Please amend the Section 302 Certifications filed with your December 31, 2008
        Form 10-K to add the introductory language referencing internal control over
        financial reporting in paragraph 4, as required by Exhibit 601(b)31 of Regulation
        S-K.

Form 10-Q for the fiscal quarter ended March 31, 2009

Item 4. Controls and Procedures, page 13

Evaluation of Disclosure Controls and Procedures, page 13

4.   Based on your disclosure, it appears to us that your principal executive officer and
        principal financial officer only concluded that your disclosure controls and
        procedures were effective in timely alerting them to material information relative
        to the Company required to be disclosed in periodic filings with the SEC. Please
        revise your Form 10-Q to disclose the conclusion of your principal executive
        officer and principal financial officer, regarding the effectiveness of your

disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act) as of the end of the period covered by the report, based on the evaluation of your disclosure controls and procedures required by paragraph (b) of Rule 13a-15 or Rule 15d-15 under the Exchange Act. Refer to Item 307 of Regulation S-K.

*   *   *   *

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact John Archfield at (202) 551-3315 or Dave Walz at (202) 551-3358 if you have questions regarding comments on the filing and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services